

April 8, 2013

Via E-mail
John Reyes
Senior Vice President and Chief Financial Officer
Public Storage
701 Western Avenue
Glendale, CA 91201

> **Re:** **Public Storage**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **File No. 001-33519**

Dear Mr. Reyes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Overview of Management's Discussion and Analysis of Operations, page 26

1. In future Exchange Act periodic reports, please address any material trends related to the spread between average realized rents on terminated leases and average realized rents on new leases in the reporting period.

Analysis of Market Trends, page 44

2. In future Exchange Act periodic reports, please expand your tabular disclosure here to discuss the relationship between your portfolio average rents and your rents on new leases.

Evaluation of Asset Impairment, page F-12

3.   We note your policy related to evaluating goodwill and intangible assets for impairment. In future filings, please disclose your accounting policies related to your evaluation for impairment of long-lived assets, loans and investments in unconsolidated joint ventures. Additionally, in your response, please tell us when your loan to Shurgard Europe was last evaluated for impairment and tell us the result of the analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 or Mike McTiernan at (202) 551-3852 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief